Peak Enters Solution Provider and Data Sharing Partnership with e-Commerce Giant Pinduoduo to Service Up to 5.6M Online Stores

Montreal, Quebec--(Newsfile Corp. - December 21, 2020) - Peak Fintech Group Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that it has entered into a solution provider and data sharing partnership with e-commerce marketplace operator Pinduoduo to potentially bring credit solutions powered by Peak's Cubeler Lending Hub to Pinduoduo's 5.6M online stores.

Pinduoduo (https://en.pinduoduo.com/) is China's second largest e-commerce marketplace behind only Alibaba and one of the largest e-commerce marketplace operators in the world with its 5.6M online stores and more than 600M active users as of June 2020. What sets Pinduoduo apart from other marketplaces like JD.com and Alibaba is that it offers consumers a fun and interactive shopping experience, including an innovative "team purchase" model that has transformed online shopping in China into a dynamic social experience. Shoppers on Pinduoduo browse and explore a full spectrum of products as if they were in a "virtual bazaar", all while interacting with one another. All of this has helped the company rapidly close the gap between it and Alibaba. Pinduoduo merchants collectively shipped an average of 54 million parcels per day in 2019 and the platform generated 1 trillion RMB (about CAD$200B) in gross merchandize value (GMV) in less than 5 years, while it took Alibaba 10 years to achieve that same milestone.

In order to qualify as Pinduoduo's solution provider partner, Peak first had to make the case to the company that its Lending Hub credit solution services would bring considerable value to Pinduoduo's merchants. Peak's software and systems infrastructure then had to go through a rigorous security audit before the partnership could be consummated and Peak provided with the APIs to connect its systems to Pinduoduo's. Peak is currently testing the data exchange interface between Lending Hub and Pinduoduo before accessing data on Pinduoduo merchants and potentially qualifying them for credit.

"Obviously you don't just turn on a switch and all of a sudden your systems can handle tons of data on millions of businesses," said Peak China CEO Liang Qiu. "We had to make some adjustments to our systems and run several stress tests to ensure that we'd be able to handle anything that comes our way in terms of the amount of data that we might have to process concurrently. We've been preparing for this and similar partnerships for months, so we're expecting everything to go smoothly when the onboarding process starts. We hope to have implemented a marketing and revenue sharing component to our partnership with Pinduoduo by then, which should speed up the onboarding process," concluded Mr. Qiu.

"I couldn't be prouder of our team because I know how hard they had to work over the past couple of months to ensure that we met all of Pinduoduo's requirements for this partnership," commented Peak CEO Johnson Joseph. "Small businesses and their data fuel the entire Lending Hub ecosystem. Gaining access to so many businesses and so much data is priceless for us and takes what we'll be able to accomplish with Lending Hub to a whole new level. We look forward to working with these shops, particularly the smaller ones, to help them establish and build their credit history over time with our Lending Hub bank and lending institution partners."

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Fintech Group Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

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